Filed pursuant to Rule 433
File No. 333-157459
December 14, 2009 Repaying TARP and Other Capital Actions

Overview Repaying $20 billion of TARP trust preferred securities Agreement reached to terminate loss-sharing agreement Cancelling $1.8 billion of $7.1 billion of trust preferred securities held by the U.S. government as consideration for agreement Citigroup will cease being a beneficiary of TARP "Exceptional Financial Assistance" beginning in 2010 Citigroup issuing $20.5 billion of new equity capital and debt securities Issuing $17 billion of common stock with $2.55 billion overallotment option Issuing $3.5 billion of tangible equity units ($2.8 billion recorded as equity) Issuing $1.7 billion of common stock to employees in lieu of a portion of 2009 cash compensation U.S. Treasury to sell up to $5 billion of its Citigroup common shares via concurrent secondary offering Subject to initial 45-day lock up, UST plans to exit remaining equity stake over the next 6-12 months $2.2 billion reduction in annual interest and operating expenses Upon completion of transactions Citi's capital ratios and liquidity will remain among strongest in the industry Citigroup, U.S. government and regulators agree to TARP repayment

Equity Transactions Amount $3.5 billion Security Tangible equity units, consisting of ~$2.8 billion of prepaid stock purchase contracts and ~$0.7 billion of junior subordinated amortizing notes Tenor 3 years Payments 7.5% - 8.0% Conversion Premium 20% - 25% Accounting Stock purchase contract to be classified as a component of common equity and the amortizing notes as liabilities Primary Offering $17 billion (with $2.55 billion overallotment option) Secondary Offering Up to $5 billion to be sold by U.S. government Common Equity Tangible Equity Units

Loss-Sharing Agreement with USG Loss-sharing agreement with U.S. government covers ~$250 billion of assets remaining as of 3Q'09 Terminating agreement and canceling $1.8 billion of the $7.1 billion trust preferred securities held by U.S. government in consideration for agreement Impact of exiting agreement: Extinguishment of $1.8 billion notional amount of 8% trust preferred securities (carrying value of ~$1.1 billion) Reduction in annual interest expense of ~$0.1 billion Remove loss-sharing asset of ~$3.2 billion from the balance sheet Lower annual amortization expense of ~$0.5 billion After-tax loss of ~$1.3 billion, negative Tier 1 Common impact of ~$2.1 billion Increase 3Q risk-weighted assets by ~$144 billion

3Q'09 Pro-forma Capital Impact

(in billions)		Tier 1 Capital	Tier 1 Common	Tangible Common Equity	EOP Common Shares Outstanding
3Q'09 Actual	$	**$126.3**	**$90.3**	**$102.3**	**22.9**
	Ratio	***12.8%***	***9.1%***	***10.3%***	
• Repayment of $20bn of TARP TruPS(1)		$(20.0)	$(8.0)	$(5.1)	--
• Issuance of $17bn of common stock(2)		$17.0	$17.0	$17.0	4.3
• Issuance of $3.5bn of tangible equity units(3)		$2.8	$2.8	$2.8	--
• Issuance of $1.7bn of equity to employees(2)		$1.7	$1.7	$1.7	0.4
• Exiting of loss-sharing agreement(4)		$(3.2)	$(2.1)	$(1.3)	--
3Q'09 Pro-forma	$	**$124.6**	**$101.7**	**$117.4**	**27.6**
	Ratio	***11.0%***	***9.0%***	***10.3%***	

- Upper DECS equity units will add $1.875 billion of common equity in each of 1Q and 3Q in 2010 and 2011, for a total of $7.5 billion
- Citi may issue up to $3.0 billion of TruPS in 1Q 2010

1) Loss from debt extinguishment of $8B pre-tax ($5.1B after-tax) flows through the income statement.
2) Assumes 12/11/09 share price of $3.95 as new issue price. For issuance to employees, assumes receipt of shareholder approval in 2Q 2010.
3) Does not reflect common shares to be issued upon automatic conversion of tangible equity units. For purposes of calculating fully diluted EPS, fully diluted shares would increase by ~0.9 billion.
4) Pro-forma increase in 3Q risk-weighted assets of ~$144B. Impact of loss-sharing agreement termination and related debt extinguishment of $2.1B pre-tax ($1.3B after-tax) flows through income statement

Note: All ratios as a percent of risk-weighted assets: Tier 1 common and Tangible Common Equity are non GAAP measures, please refer to pages 16-17

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Pro-forma Capital Ratios vs. Peers Tier 1 Capital Ratio Tier 1 Capital Ratio 3Q'09 Tier 1 Common Ratio Tier 1 Common Ratio Source: Company filings.

Citigroup Summary Financials ($B, except EPS) Nine Months 2009%? Net Revenues $74.9 $46.0 63% Operating Expenses 35.5 44.6 (20) Credit Losses, Claims & Benefits 32.1 22.0 46 Net Income 6.0 (10.4) NM Diluted EPS $(0.19) $(2.17) 91% Total Assets $1,889 $2,050 (8)% Total Deposits 833 780 7 Common Equity 141 99 42 Does not include any impact of results for the fourth quarter of 2009, which is ongoing, including operating matters and matters affecting financial condition. For further information regarding Citigroup's results of operations and financial condition as of and for the nine months ending September 30, 2009, see Citigroup's Quarterly Report on Form 10-Q for that period. Note: Totals may not sum due to rounding. Nine Months 2008

Citigroup Reorganization Global bank for businesses and consumers Unmatched global network and emerging markets footprint Deep and diversified business portfolio across consumer, services, and institutional revenue pools Non-core businesses and assets Includes attractive franchises Focus on reducing assets, tightly managing risks and optimizing value Citicorp Citi Holdings No legal separation between Citicorp and Citi Holdings Focusing on core historical strengths and serving clients' needs through Citicorp. Exiting non-core businesses and assets in Citi Holdings.

Citicorp and Citi Holdings Brokerage & Asset Management (1) 14.7 7.0 59 60 Local Consumer Lending 15.0 (7.7) 376 30 Special Asset Pool (3.8) (5.1) 182 -- Citi Holdings $25.9 $(5.8) $617 $90 Regional Consumer Banking 17.1 1.4 205 285 Securities & Banking 24.2 8.8 746 121 Transaction Services 7.3 2.8 63 322 Citicorp $48.6 $13.0 $1,014 $728 EOP Nine Months 2009 $B Revenues Net Income Assets Deposits EOP Nine Months 2009 $B Revenues Net Income Assets Deposits Includes a pre-tax gain of $11.1B ($6.7B after-tax) arising from the 2Q'09 closing of the Morgan Stanley Smith Barney joint venture. Note: Totals may not sum due to rounding. (1)

Citicorp - Unparalleled Global Network Physical infrastructure Serving clients/ no physical infrastructure Source: IMF (CHART) $49B $1,014B $728B (CHART) 2006-2012E GDP CAGR(1)

Citicorp - Institutional Clients Group Physical infrastructure Serving clients/ no physical infrastructure Trading floor Global network - presence in over 100 markets Market leader in Emerging Markets Trading floors in 75 countries Leading global corporate client franchise

Asset light, high return business driven by fees & deposits Low volatility, annuity-type revenues Revenue from >100 countries Top 3,000 clients: >95% of revenues Scale business underpinned by technology and infrastructure Transaction Services (CHART) 9 Months 2004 - 9 Months 2009 CAGR (1) (1) Includes other customer liability balances. Citicorp - Institutional Clients Group Focus on risk-adjusted profitability and greater execution discipline Refocus on client flow business, and capture market share in a resized client base Leverage global footprint and Emerging Markets leadership Invest to close product gaps Equities, prime brokerage, commodities, G10 rates, private banking Continue upgrading talent, technology and automation Securities and Banking

Citicorp - Regional Consumer Banking Note: Managed metrics are non-GAAP measures. Please see slide 18 for additional information on these measures. Asia (CHART) (CHART) (CHART) 9 Months '09 Managed Revenues $22.0B 3Q'09 Avg. Managed Loans $190B 22% 48% 5% 25% 34% 46% 5% 15% 33% 50% 4% 13% EMEA Latin America North America 3Q'09 Avg. Deposits $275B Presence in 38 Countries

Citi Holdings (CHART) EOP Assets ($B) $(281)B Further reduction of $25B from Nikko divestitures in 4Q'09 Businesses and assets not core to our strategy Main drivers of asset reduction: run-off and dispositions No legal separation from Citigroup

(CHART) (CHART) Citigroup Assets & Structural Liquidity (CHART) Structural Liquidity as a % of Assets. Note: Totals may not sum due to rounding. 1.94 2.05 1.82 1.85 1.89 (CHART) 1.28 1.30 1.24 1.31 1.35 Assets Structural Liquidity Citicorp Citi Holdings Corp/Other Cash & Deposits w/Banks as a % of Assets Deposits Long-Term Debt Equity Structural Liquidity (1) $B $B

Summary Repaying $20 billion TARP trust preferred securities Exiting loss-sharing agreement No longer a TARP Exceptional Financial Assistance beneficiary beginning in 2010 U.S. Treasury to fully exit equity stake in 2010 Focused on execution of Citi strategy Leveraging core historical strengths and global footprint in Citicorp Exiting Citi Holdings in an economically rational manner Significant liquidity and capital strength

Non-GAAP Financial Measures RECONCILIATION OF NON-GAAP FINANCIAL MEASURES Tangible common equity (TCE), as defined by Citigroup, represents Common equity less Goodwill and Intangible assets (excluding MSRs) net of the related deferred tax liabilities. TCE and the TCE Ratio are used and relied on by the banking regulators as a measure of capital adequacy, but are considered non-GAAP financial measures pursuant to the U.S. Securities and Exchange Commission. Other companies may calculate TCE in a manner different from Citigroup. A reconciliation of Citigroup's total stockholders' equity to TCE follows: Sept 30, (in millions of dollars, except ratio) (in millions of dollars, except ratio) (in millions of dollars, except ratio) 2009 Citigroup's Total Stockholders' Equity Citigroup's Total Stockholders' Equity Citigroup's Total Stockholders' Equity $ 140,842 Less: Less: Less: Preferred Stock 312 Common Equity Common Equity Common Equity 140,530 Less: Less: Less: Goodwill - as reported 25,423 Intangible Assets (other than MSR's) - as reported 8,957 Goodwill and Intangible Assets - recorded as Assets of Discontinued Operations Held For Sale 3,856 Goodwill and Intangible Assets - recorded as Assets Held for Sale 1,377 Less: Related Net Deferred Tax Liabilities 1,381 Tangible Common Equity (TCE) Tangible Common Equity (TCE) Tangible Common Equity (TCE) $ 102,298 Risk-Weighted Assets (RWA) under "Components Risk-Weighted Assets (RWA) under "Components Risk-Weighted Assets (RWA) under "Components of Capital Under Regulatory Guidelines" of Capital Under Regulatory Guidelines" of Capital Under Regulatory Guidelines" $ 989,711 TCE RATIO (TCE / RWA) TCE RATIO (TCE / RWA) TCE RATIO (TCE / RWA) 10.3%

Non-GAAP Financial Measures RECONCILIATION OF NON-GAAP FINANCIAL MEASURES Tier 1 Common and the Tier 1 Common Ratio are used and relied on by the banking regulators as a measure of capital adequacy, but are considered non-GAAP financial measures pursuant to the U.S. Securities and Exchange Commission. A reconciliation of Tier 1 Common to Citigroup's Common Stockholders' Equity, and the Tier 1 Common Ratio to Citigroup's Tier 1 Capital Ratio are included below. Tier 1 Common and the Tier 1 Common Ratio were developed by the banking regulators. Tier 1 Common is defined as Tier 1 Capital less non-common elements including qualifying perpetual preferred stock, qualifying noncontrolling interests in subsidiaries and qualifying mandatorily redeemable securities of subsidiary trusts. September 30, In millions of dollars, except ratios In millions of dollars, except ratios 2009 Tier 1 Common Tier 1 Common Citigroup common stockholders' equity Citigroup common stockholders' equity $ 140,530 Less: Net unrealized losses on securities available-for-sale, net of tax Less: Net unrealized losses on securities available-for-sale, net of tax Less: Net unrealized losses on securities available-for-sale, net of tax Less: Net unrealized losses on securities available-for-sale, net of tax (4,242) Less: Accumulated net losses on cash flow hedges, net of tax Less: Accumulated net losses on cash flow hedges, net of tax Less: Accumulated net losses on cash flow hedges, net of tax Less: Accumulated net losses on cash flow hedges, net of tax (4,177) Less: Pension liability adjustment, net of tax Less: Pension liability adjustment, net of tax Less: Pension liability adjustment, net of tax Less: Pension liability adjustment, net of tax (2,619) Less: Cumulative effect included in fair value of financial liabilities attributable to the change in own credit worthiness, net of tax Less: Cumulative effect included in fair value of financial liabilities attributable to the change in own credit worthiness, net of tax Less: Cumulative effect included in fair value of financial liabilities attributable to the change in own credit worthiness, net of tax Less: Cumulative effect included in fair value of financial liabilities attributable to the change in own credit worthiness, net of tax 1,862 Less: Disallowed deferred tax assets Less: Disallowed deferred tax assets 21,917 Less: Intangible assets: Less: Intangible assets: Goodwill 26,436 Other disallowed intangible assets 10,179 Other Other (892) Total Tier 1 Common Total Tier 1 Common $ 90,282 Qualifying perpetual preferred stock Qualifying perpetual preferred stock $ 312 Qualifying mandatorily redeemable securities of subsidiary trusts Qualifying mandatorily redeemable securities of subsidiary trusts Qualifying mandatorily redeemable securities of subsidiary trusts Qualifying mandatorily redeemable securities of subsidiary trusts 34,403 Qualifying noncontrolling interests in subsidiaries Qualifying noncontrolling interests in subsidiaries Qualifying noncontrolling interests in subsidiaries 1,288 Total Tier 1 Capital Total Tier 1 Capital Total Tier 1 Capital $ 126,285 Risk-Weighted Assets under Federal Reserve Board Capital Regulatory Guidelines (RWA) Risk-Weighted Assets under Federal Reserve Board Capital Regulatory Guidelines (RWA) Risk-Weighted Assets under Federal Reserve Board Capital Regulatory Guidelines (RWA) Risk-Weighted Assets under Federal Reserve Board Capital Regulatory Guidelines (RWA) $ 989,711 Tier 1 Capital Ratio (Total Tier 1 Capital / RWA) Tier 1 Capital Ratio (Total Tier 1 Capital / RWA) Tier 1 Capital Ratio (Total Tier 1 Capital / RWA) Tier 1 Capital Ratio (Total Tier 1 Capital / RWA) 12.8% Tier 1 Common Ratio (Total Tier 1 Common / RWA) Tier 1 Common Ratio (Total Tier 1 Common / RWA) Tier 1 Common Ratio (Total Tier 1 Common / RWA) Tier 1 Common Ratio (Total Tier 1 Common / RWA) 9.1%

Non-GAAP Financial Measures RECONCILIATION OF NON-GAAP FINANCIAL MEASURES Managed-basis (Managed) presentations detail certain non-GAAP financial measures. Managed presentations (applicable only to North American credit card operations, as securitizations are not done in any other regions) include results from both the on-balance sheet loans and off balance sheet loans, and exclude the impact of card securitization activity. Managed presentations assume that securitized loans have not been sold and present the results of the securitized loans in the same manner as Citigroup's owned loans. The following tables present a reconciliation of Citigroup's managed presentations to their most comparable GAAP measure. For page 12 - Citicorp Regional Consumer Banking: YTD Sept - 09 Total Managed Net Revenues - as disclosed Total Managed Net Revenues - as disclosed $ 21,979 Impact from Credit Card Securitizations 4,928 Total Net Revenues Total Net Revenues $ 17,051 3Q 2009 Average Managed Loans - as disclosed Average Managed Loans - as disclosed $ 190 Impact from Credit Card Securitizations 70 Average Loans Average Loans $ 121

Certain statements in this document are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in Citigroup's filings with the U.S. Securities and Exchange Commission (SEC). Citi has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citi has filed with the SEC for more complete information about Citi and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citi's registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.